April 9, 2007

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attn: H. Christopher Owings

Re:	Handheld Entertainment, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed February 14, 2007
File No. 333-140332

Dear Mr. Owings:

We are securities counsel to Handheld Entertainment, Inc., a Delaware corporation (the “Company”). We hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporation Finance dated March 9, 2007 relating to Amendment No. 1 to the Company’s Registration Statement on Form S-3 (File No. 333-140332), filed on February 14, 2007 (“Amendment No. 1”). Our responses are numbered to correspond to the comments of the staff of the Division of Corporation Finance (the “Staff”) and are filed in conjunction with the filing of Amendment No. 2 to the Registration Statement on Form S-3 (“Amendment No. 2”), which amends Amendment No. 1.

Prospectus Summary, page 1

1.
We note your response to comment 2 in our letter dated February 12, 2007. Please continue to update your listing status. We note that in the Form 8-K/A filed on February 20, 2007, you state that you remain out-of-compliance with NASDAQ’s listing requirements.

The Company has updated the disclosure regarding its noncompliance with NASDAQ’s listing requirements as requested.

Acquisitions, page 2

2.
We note your response to comment 15 in our letter dated February 12, 2007. Please revise to describe the escrow arrangement for the cash payments in each acquisition and disclose the amounts that were paid and will be paid. Please revise to describe the employment and independent contractor service agreements in connection with each acquisition and the salary and bonus arrangements. Please describe the company’s right to force conversion. Please file the escrow and employment agreements for each acquisition; we note that you have filed only the employment agreement for Mr. Kowal.

The Company has revised the description of each acquisition to include the requested disclosures and has filed each escrow agreement and each employment agreement as exhibits to Amendment No. 2.

Risk Factors, page 5

Risks Relating to Our Common Stock, page 13

3.	Please add risk factor disclosure regarding your stock price volatility and your non-compliance with NASDAQ’s requirements.

The Company has revised Amendment No. 2 to include the requested additional risk factors.

Selling Securityholders, page 15

4.
We note your response to comment 12 in our letter dated February 12, 2007. Please revise your disclosure to include a chart similar to the chart you have provided in your written response. In this regard, please label each column rather than relying on footnotes to identify each column. In addition, please include a heading that describes the information presented in the table.

A revised chart has been included in the prospectus as requested.

5.
We note your response to comment 13 in our letter dated February 12, 2007. Please revise your disclosure to include the chart you have provided in your written response. We note you state that 1,190,272 shares were registered for resale by the selling stockholders in prior registration statements. It appears, however, that in your response to comment 12 in our letter dated February 12, 2007, the total shares issued to the selling stockholders in prior transactions (column 3) equals 613,790. Please revise or reconcile the discrepancy.

A revised chart has been included in the prospectus as requested.

6.
We note your response to comment 17 in our letter dated February 12, 2007. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Aperio Technologies and TVT Records, Inc.

The Company has revised the prospectus to include the requested disclosure. The natural control person of Aperio Technologies is Mary Dunne as set forth in footnote 13 to the Selling Securityholder table. The natural control person of TVT Records is Steve Gottlieb as set forth in footnote 14 to the Selling Securityholder table.

Item 17. Undertakings, page 11-2

7.	Please revise to include the undertaking in Item 512(b) of Regulation S-K.

The Company has revised Amendment No. 2 to include the requested undertaking.

***

We have carefully reviewed the Staff’s comments and have set forth our responses above. We have incorporated such responses, where applicable, into Amendment No. 2 to the Company’s Registration Statement on Form S-3. For your convenience, we have included three (3) copies of both a marked and a clean copy of Amendment No. 2.

We welcome a further discussion on any of our points addressed within this response letter. Should you have any questions, please contact the undersigned at (212) 659-4973.

Very truly yours,

/s/ Harvey J. Kesner
Harvey J. Kesner